

August 18, 2010

Mr. Barry Lefkowitz
Mack-Cali Realty Corporation
343 Thornall Street
Edison, NJ 08837-2206

      Re: Mack-Cali Realty, L.P.
             Form 10-K for the year ended December 31, 2009
             File No. 333-57103-01

Dear Mr. Lefkowitz:

We have completed our review of the above referenced filing and have no further comments at this time.

             Sincerely,

             Kevin Woody
             Accounting Branch Chief